15026641

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40904

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Resources Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Greens Farms Road
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Vaccaro (203) 226-0222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 12 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John A. Vaccaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Resources Investment Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

Year Ended December 31, 2014

CONTENTS

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Registered Public Accounting Firm

Shareholders
Westport Resources Investment Services, Inc.

We have audited the accompanying financial statements of Westport Resources Investment Services, Inc. (the Company) (a Connecticut corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 contained on page 12 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2015
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

HLB
An independent member of HLB International
A world-wide organization of accounting firms and business advisers

Four Corporate Drive, Suite 488, Shelton, CT 06484 • 203-929-3535 • fax 203-929-5470 • www.dhls.com

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

Assets	
Cash and cash equivalents	$361,433
Receivable from clearing broker	43,757
Deposit with clearing broker	100,000
Equipment and improvements	23,249
Deferred income taxes	6,700
Other assets	283,358
Total Assets	$818,497
Liabilities and Shareholders' Equity	
Liabilities:	
Accrued expenses and other liabilities	$189,400
Due to affiliate	55,374
Total Liabilities	244,774
Commitments and contingencies (Note 5)	
Shareholders' equity:	
Common stock, no par value; 5,000 shares authorized, issued and outstanding 404 shares	152,750
Retained earnings	420,973
Total Shareholders' Equity	573,723
Total Liabilities and Shareholders' Equity	$818,497

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2014

Revenue:	
Commissions	$2,800,940
Other income	174,111
	2,975,051
Expenses:	
Employee compensation	2,266,139
Commissions	931,242
Clearance costs	370,383
Payroll taxes and benefits	312,535
Rent, occupancy and equipment costs	204,375
Professional fees	135,188
Technology	133,173
Office supplies and expenses	119,273
Regulatory fees and quote services	65,040
Travel and entertainment	31,606
Depreciation	23,952
Pension expense	18,321
Marketing and advertising	6,517
Reimbursement for support services	(1,601,434)
	3,016,310
Loss before provision for income taxes (benefit)	(41,259)
Provision for income taxes (benefit)	(6,984)
Net loss	($ 34,275)

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2014	$152,750	$455,248	$607,998
Net loss		(34,275)	(34,275)
Balance, December 31, 2014	**$152,750**	**$420,973**	**$573,723**

See notes to financial statements.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

Cash flows from operating activities:	
Net loss	($ 34,275)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	23,952
Deferred income tax expense	(10,700)
Changes in operating assets and liabilities:	
Receivable from clearing broker	(13,154)
Due to affiliate	52,393
Other assets	4,464
Accrued expenses and other liabilities	(6,590)
Net cash provided by operating activities and net change in cash and cash equivalents	16,090
Cash and cash equivalents, beginning	345,343
Cash and cash equivalents, ending	$361,433

See notes to financial statements.

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Westport Resources Investment Services, Inc. (the Company) is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). In this capacity, it executes both principal transactions for itself and agency transactions for its customers. The Company conducts business primarily with other broker-dealers located in the tri-state area on behalf of its customers and for its own proprietary accounts. The Company's customers are located throughout the world.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2014, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. Subsequent to December 31, 2014, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

Significant accounting policies:

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2014

1. **Description of the Company and summary of significant accounting policies:**

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Equipment and improvements:

Equipment and improvements are carried at cost. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets or the term of the underlying lease. For income tax purposes, accelerated depreciation methods are used.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes:

Deferred income taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect for the year in which the differences are expected to reverse. Temporary differences giving rise to deferred income taxes consist of accelerated methods of depreciation for income tax purposes, the future benefit to be recognized upon the utilization of certain operating loss carryforwards, and timing differences in the deductibility of certain expenses. At December 31, 2014, the Company has approximately $8,000 of net operating loss carryforwards to offset federal taxable income through 2033.

1. **Description of the Company and summary of significant accounting policies** (continued):

Income taxes (continued):

Management of the Company has evaluated all significant tax positions as required by accounting principles generally accepted in the United States of America and is of the opinion that the Company has not taken any material tax position that would require the recording of any tax liability by the Company. The Company's income tax returns for the three years ended December 31, 2013 are subject to examination by taxing authorities.

2. **Related party transactions:**

The Company and an affiliate through common ownership share personnel and have entered into an expense sharing arrangement with this affiliate. The Company charged the affiliate $1,601,434 in 2014 for these common expenses. The Company also earned fees from the affiliate of $84,710, which is included in other income, during 2014. The Company has a payable to the affiliate of $55,374 at December 31, 2014. The Company also subleases office space from an affiliate on an annual basis. The Company also borrows and advances funds on an as needed basis with the affiliate. The borrowings are noninterest bearing and are due on demand.

A large percentage of the Company's trades are executed on behalf of customers of the affiliate.

3. **Equipment and improvements:**

Office equipment	$124,957
Leasehold improvements	1,052
	126,009
Less accumulated depreciation	102,760
	$ 23,249

4. **Employee benefits:**

The Company established a 401(k) profit sharing plan (the "Plan") which covers substantially all employees. The Company matches 25% of every dollar a participant contributes up to 5% of annual compensation, as defined. The Company may make additional discretionary contributions as authorized. Contributions by the Company to the Plan were $18,321 in 2014.

5. **Commitments and contingencies:**

Leases:

The Company leases office space and office equipment under noncancellable operating leases expiring at various dates through April 2019. The office lease contains renewal options, escalation clauses, and provides for rent abatements.

In accordance with Accounting Standards Codification No. 840 "Leases", the Company is recognizing rent expense on a straight-line basis over the remaining terms of the leases. Rent expense in excess of rent payments is presented as a deferred rent obligation which is included in accrued expenses and other liabilities on the balance sheet.

The following table presents rent expense to be recognized, cash requirements, and changes in the accrued obligation over the remaining lease term:

Year ending December 31:	Rent Expense	Cash Rent Payments	Change in Obligation
2015	$ 67,000	$ 70,700	($ 3,700)
2016	66,100	71,800	(5,700)
2017	61,900	69,600	(7,700)
2018	61,900	71,700	(9,800)
2019	20,600	24,100	(3,500)
	$277,500	$307,900	($30,400)

Rent expense was $196,253 in 2014, including $157,486 paid to an affiliate. Rent expense is reported net of $68,880 of reimbursements from various representatives in 2014.

5. **Commitments and contingencies** (continued):

Shareholders' agreement (continued):

The Company and its shareholders entered into an agreement whereby the Company has the right of first refusal to purchase stock from any shareholder wishing to sell. In addition, upon the death or disability of a shareholder, the Company has an obligation to repurchase the shareholder's stock. The Company also has the ability to assign its rights to non-selling shareholders.

Stock purchases will be calculated at the greater of book value or fair market value, as defined.

Contingencies:

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, these claims are not expected to have a material adverse effect on the Company's operations.

Clearing agreement:

The Company utilizes Pershing, LLC (Pershing) as their clearing firm and currently has a clearing agreement through June 3, 2016. The Company is required to maintain a $100,000 deposit with Pershing.

6. **Income taxes:**

The provision for income taxes follows:

	Current	Deferred
Tax expense (benefit) before utilization of operating loss carryforwards	$ 6,716	$(13,700)
Tax expense (benefit) of net operating loss carryforward	(3,000)	3,000
Income tax expense (benefit)	$ 3,716	$(10,700)

7. **Supplemental disclosure of cash flow information:**

Cash paid for income taxes totaled $4,058 for 2014.

8. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

9. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $260,381, which exceeded the minimum requirement of $100,000 by $160,381. The Company's net capital ratio was .94 to 1 at December 31, 2014.

10. **Subsequent events:**

Management has evaluated subsequent events through February 27, 2015, the date which the financial statements were available for issue.

WESTPORT RESOURCES INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2014

Credits:	
Shareholders' equity	$573,723
Less non-allowable assets:	
Other assets	283,358
Property and equipment, net	23,249
Deferred income tax asset	6,700
	313,307
Net capital before haircuts on securities positions	260,416
Haircuts on securities positions	35
Net capital	260,381
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $100,000)	100,000
Excess of net capital	$160,381
Aggregate indebtedness:	
Accrued expenses and other liabilities	$189,400
Due to affiliate	55,374
Total aggregate indebtedness	$244,774
Ratio of total aggregate indebtedness to net capital	.94 to 1

Note: There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2014.